Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In thousands)	2016	2015	2014	2013	2012
Income (loss) before income taxes	$(14,784)	$570	$(68,117)	$(148,346)	$(17,460)
Plus fixed charges:
Interest expense	46,376	16,284	16,020	14,703	11,121
Amortization of discounts and debt issuance costs	16,541	13,679	13,277	9,451	5,066
Write off of unamortized deferred debt issuance costs	5,224	1,433	0	3,901	0
Portion of rents representative of an appropriate interest factor	8,240	6,049	5,414	5,682	6,175
Total fixed charges (1)	$76,381	$37,445	$34,711	$33,737	$22,362
Adjusted earnings (2)	$61,597	$38,015	$(33,406)	$(114,609)	$4,902
Ratio (2 divided by 1)	0.8	1.0	(1.0)	(3.4)	0.2
Fixed charges deficiency	$14,784	$0	$68,117	$148,346	$17,460